EXHIBIT 11

                       OGDEN CORPORATION AND SUBSIDIARIES

                DETAIL OF COMPUTATION OF EARNINGS APPLICABLE TO COMMON STOCK

                                                       FOR THE SIX MONTHS      FOR THE THREE MONTHS
                                                          ENDED JUNE 30,          ENDED JUNE 30,
                                                       --------------------    --------------------
                                                         1996        1995        1996        1995
                                                       --------    --------    --------    --------
                                                                      (In Thousands)
NUMBER OF SHARES USED FOR COMPUTATION OF
EARNINGS PER SHARE:
Average number of common shares                          49,610      49,334      49,674      49,355
                                                       ========    ========    ========    ========

NUMBER OF SHARES USED FOR COMPUTATION OF
EARNINGS PER SHARE ASSUMING FULL DILUTION:
Average number of common shares                          49,610      43,334      49,674      49,355
Shares issuable for conversion of preferred stock           292         312         290         308
                                                       --------    --------    --------    --------

Number of shares used for computation                    49,902      49,646      49,964      49,663
                                                       ========    ========    ========    ========

COMPUTATION OF EARNINGS APPLICABLE TO COMMON SHARES:
Net income                                             $ 26,176    $ 22,172    $ 16,888    $ 10,080
Less: dividends on Ogden preferred stock                    (81)        (87)        (40)        (43)
                                                       --------    --------    --------    --------

Consolidated income applicable to Ogden common stock   $ 26,095    $ 22,085    $ 16,848    $ 10,037
                                                       ========    ========    ========    ========

COMPUTATION OF EARNINGS APPLICABLE TO COMMON SHARES-
ASSUMING FULL DILUTION:

Net income                                             $ 26,176    $ 22,172    $ 16,888    $ 10,080
                                                       ========    ========    ========    ========


Note:

      Earnings per common share was computed by dividing net income, increased (decreased) for adjustments arising from minority interest in consolidated subsidiaries, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding during each period.

      Earnings per common share, assuming full dilution, were computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each period, or outstanding at the end of each period were converted at the beginning of each period or at the date of issuance or grant, if dilutive. This computation provides for the elimination of related convertible debenture interest and preferred dividends.